Exhibit 99.4
PROXY
Special Meeting of the Shareholders of
CRYPTOLOGIC INC.
to be held on May 24, 2007
THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF CRYPTOLOGIC INC.
The undersigned shareholder of CryptoLogic Inc. (the “Company”), hereby appoints ROBERT STIKEMAN, or failing him, STEPHEN TAYLOR, or instead of either of them,                                         , as proxy with power of substitution, to attend and vote for the undersigned at the Special Meeting of Shareholders of the Company to be held on May 24, 2007 at The Sutton Place Hotel, 955 Bay Street, Toronto, Ontario, Canada at the hour of 4:30 p.m. (Eastern Time), and at any adjournments thereof, to the same extent and with the same powers if the undersigned were personally present at the said meeting or any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

1.	FOR ☐ or AGAINST or if no specification is made, VOTE FOR authorizing the approval of the Arrangement as outlined in the Management Information Circular.

2.	FOR ☐ or AGAINST in his discretion, on such other issues as many properly come before the meeting.

TO BE VALID, THIS PROXY MUST BE SIGNED AND DEPOSITED WITH THE TRANSFER AGENT, EQUITY TRANSFER & TRUST COMPANY, SUITE 400, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, OR THE GUERNSEY CO-TRANSFER FORWARDING AGENT, CAPITA REGISTRARS (GUERNSEY) LIMITED, 2ND FLOOR, NO. 1 LE TRUCHOT, ST. PETER PORT, GUERNSEY GY1 4AE, CHANNEL ISLANDS OR TO THE U.S. CO-TRANSFER FORWARDING AGENT, CONTINENTAL STOCK TRANSFER & TRUST COMPANY, 17 BATTERY PLACE, NEW YORK, NEW YORK, U.S.A. 10004, NOT LATER THAN THE CLOSE OF BUSINESS ON MAY 22, 2007, OR, IF THE MEETING IS ADJOURNED, 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED.

DATED this day of , 2007.

Name of Shareholder (Please Print)

Signature of Shareholder

(SEE NOTES ON REVERSE)

NOTES:

(1) A shareholder has the right to appoint a person to represent him at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2) If an individual, please sign exactly as your shares are registered.

If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered.

If the shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

(3) Reference is made to the accompanying management information circular for further information regarding completion and use of this proxy and other information relating to the meeting.

(4) If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(5) If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Company.